

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 21, 2017

Ann G. Fox
Chief Executive Officer
Nine Energy Service, Inc.
16945 Northchase Drive, Suite 1600
Houston, TX 77060

> **Re: Nine Energy Service, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 27, 2017**
> **CIK No. 1532286**

Dear Ms. Fox:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note your disclosure at pages 71-72 regarding the issuance of a going concern opinion that constituted an event of default under the Existing Nine Credit Facility, the waiver that you received from your lenders for that event of default, and your possible non-compliance with financial covenants of the Existing Nine Credit Facility at March 31, 2017, and June 30, 2017. Please add risk factor disclosure regarding the following matters, or explain why you believe it is not necessary to do so in these circumstances:

- Your recent and expected covenant deficiencies, any waivers provided by your lenders, and the resultant risks to investors; and
- The going concern opinion issued by your auditor.

Please also update your disclosure at pages 71-72 to reflect whether the anticipated breaches occurred.

Prospectus Summary, page 1

3.   A number of assertions in this section require further support. For example, in the discussion of cementing services, you state your belief that your "on-time rate [of approximately 93%] is significantly above industry average." Please provide us with the basis for your belief, including any third-party source material that relates to the industry average on-time rate. Provide support for similar assertions regarding your relative standing among industry peers, such as your stated belief at page 7 that your return on invested capital (a non-GAAP financial measure) "generally exceeds that of many other oilfield service providers." Also, support the suggestion at page 11 that your equity sponsor "SCF Partners … has a 28-year history of top decile investment returns for its investors," and in your response, please describe the methodology used to arrive at that conclusion.

Risk Factors, page 24

Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities, page 27

4.   Please update this risk factor in future amendments to identify any material restrictive covenants.

Selected Historical Combined Financial Data, page 55

Non-GAAP Financial Measures, page 57

5.   You define adjusted EBITDA as excluding "non-recurring expenses or charges, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring expenses." Per the table on page 59, restructuring costs appear to be a recurring item. Please revise your disclosure to be consistent with the guidance in Item 10(e)(ii)(B) of Regulation S-K.

6.   We further note an item identified as "one-time legal settlement and fees" as a reconciling item in calculating adjusted EBITDA. Please expand your disclosure to provide further information regarding these charges, or provide a reference to where further information can be found.

7.   We note you present the non-GAAP measure adjusted gross profit and reconcile it to gross profit. As gross profit is not presented on your combined statements of comprehensive income, please include a calculation of this GAAP measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 66

Costs of revenues, page 67

8.   When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 67 you state costs of revenues declined due a decrease in repair and maintenance, costs saving initiatives, and lower fuel costs; however, quantification of each factor was not provided. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance. This comment applies to your companywide disclosures and disclosures by segment.

9.   We note that part of the explanation provided for the decline in costs of revenues by segment is a result of "the impact of a depreciation decrease." As depreciation is excluded from cost of revenues, please revise to clarify how a decline in depreciation expense results in a decline in cost of revenues.

Impairment of Goodwill, page 68

10.   Please provide additional detail regarding the particular operating units in which you recorded goodwill impairments, or explain why you omit this information.

Business, page 78

New Product Development and Intellectual Property, page 94

11.   Please disclose the material terms of any contracts underlying your "exclusive distribution rights in the northeastern U.S. and with certain customers in other regions for the SmartStart frac valve" and "exclusive North American arrangement to deploy the Storm Re-Frac Packer," including the duration and counterparty of each contract, or tell us why such information is not material. Please also tell us what consideration you gave to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Combined Statements of Comprehensive Income, page F-5

12.   We note that your cost of revenues measures do not include depreciation and amortization. Please clarify whether the entire amount of depreciation and amortization that you report separately is attributable to cost of revenues. If this is not the case, please specify the amount attributable to cost of revenue for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B.

Notes to Financial Statements, page F-8

Note 2-Significant Accounting Policies, page F-8

Goodwill and Intangible Assets, page F-11

13.   We note your disclosure that "Due to the loss of a significant customer, a triggering event occurred for a reporting unit's asset grouping." Please tell us what consideration you gave to the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K, and disclosure of the impact this customer loss had on your results of operations pursuant to Item 303(a)(3) of Regulation S-K.

Note 16-Segment Information, page F-36

14.   Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

Signatures, page II-8

15.   We note that the signature page does not identify your Executive Vice President and Chief Financial Officer. Please identify the individual who serves in this capacity and provide all other required disclosure regarding that individual, including the disclosures required by Items 401, 402, 403, and 404 of Regulation S-K, or advise.

<u>Closing Comments</u>

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sarah Morgan
        Vinson & Elkins LLP